

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Gail H. Shulman
Vice President, General Counsel and Corporate Secretary
MIPS Technologies, Inc.
955 East Arques Avenue
Sunnyvale, CA 94085

> **Re:** **MIPS Technologies, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 20, 2012**
> **File No. 000-24487**

Dear Ms. Shulman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. With respect to the Patent Sale Agreement, please provide us additional information to help us understand how the sale of the patents may impact your results in future periods. For example, we note that in connection with the sale of the patents, you will receive a license back for each patent. Discuss how your results of operations may differ in future periods as a result of you being a sublicensee of these patents as opposed to being the owner of the patents as you have been in the historical periods. Discuss how you considered any differences in determining whether pro forma financial information would be material to shareholders.

Background of the Proposed Transactions, page 40

2.   Please expand your response to prior comment 2 to further clarify the competing proposals that you discuss. In this regard, (i) clarify the "significant number" of patents

in the offer from Party B, (ii) clarify Party G's role in the proposed transaction discussed on the bottom of page 42 and whether and when Party G's involvement ended, and (iii) clarify the size of the patent portfolio in the potential transaction with Party D discussed on page 45 and the substance of the board's discussions, if any, regarding Party D's proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin L. Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Kenton J. King
       Skadden, Arps, Slate, Meagher & Flom LLP